Pricing Term Sheet	Filed pursuant to Rule 433
dated as of November 2, 2012	Registration Statement No. 333-179854
Supplementing the Preliminary
Prospectus Supplement
dated November 2, 2012

Royal Caribbean Cruises Ltd.
Offering of

$650,000,000 5.250% Senior Notes due 2022

Issuer:	Royal Caribbean Cruises Ltd.

Face Amount:	$650,000,000

Gross Proceeds:	$650,000,000

Net Proceeds to Issuer (before expenses):	$640,250,000

Maturity:	November 15, 2022, unless earlier redeemed or repurchased

Coupon (Interest Rate):	5.250%

Yield to Maturity:	5.250%

Spread to Benchmark Treasury:	+352 basis points

Benchmark Treasury:	UST 1.625% due August 15, 2022

Interest Payment Dates:	May 15 and November 15 of each year, commencing May 15, 2013

Optional Redemption Provision:

As set forth in the preliminary prospectus supplement, in whole or in part at the greater of (i) 100% of the principal amount or (ii) discounted present value at the Treasury Rate, plus 50 basis points

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	780153AU6 / US780153AU63

Trade Date:	November 2, 2012

Settlement Date:	November 7, 2012 (T+3)

Expected Ratings:*	Ba1 / BB

Global Coordinators and Joint Physical Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Joint Book-Running Managers:	Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC RBS Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. DNB Markets, Inc. Scotia Capital (USA) Inc.

Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Raymond James & Associates, Inc.
Skandinaviska Enskilda Banken AB (publ.)
SMBC Nikko Capital Markets Limited
U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or J.P. Morgan Securities LLC collect at (212) 834-4533.

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